November 6, 2006

Sumitomo Metal Industries, Ltd.

Notice Concerning the Results and the Completion of Repurchase of Shares

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") has repurchased its shares pursuant to the provisions of the Articles of Incorporation established under Article 459, Section 1 of the Corporation Law, and hereby provides the following notice of the results of the repurchase.

As a result of this repurchase, Sumitomo Metals has completed the repurchase of its shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on October 31, 2006.

1. Class of shares repurchased: Common stock of Sumitomo Metals
2. Period of repurchase: From November 1, 2006 to November 6, 2006
3. Aggregate number of shares repurchased: 160,000,000 shares
4. Aggregate repurchase price: JPY 70,080,100,000
5. Method of repurchase: Purchase on Tokyo Stock Exchange, and through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2; closing price orders)

Note: The above aggregate number of shares repurchased and aggregate repurchase price include the repurchase of shares through ToSTNeT-2 (159,900,000 shares, JPY 70,036,200,000) released in the notice on November 2, 2006.

Reference:

Matters resolved at the meeting of the Board of Directors held on October 31, 2006:

(1) Class of shares to be repurchased: Common stock of Sumitomo Metals

(2) Aggregate number of shares to be repurchased: Up to 160 million shares

(3) Aggregate repurchase price: Up to 75 billion yen

(4) Period of repurchase: From November 1, 2006 to June 22, 2007